SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                       UNDER THE SECURITIES ACT OF 1934

                               Original Filing


                       GYRODYNE COMPANY OF AMERICA, INC.
                              (NAME OF ISSUER)

                                 Common Stock
                       (TITLE OF CLASS OF SECURITIES)

                                 403820-10-3
                    (CUSIP NUMBER OF CLASS OF SECURITIES)

                              Peter P. Papadakos
                                P.O. Box 3838
                              Reno, Nevada 89505
                               (702) 329-5542
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED) TO RECEIVE NOTICES AND COMMUNICATIONS

                               August 20, 1998

          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 1.3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13c1-1 (b) (3) or (4), check the following box __

Check the following box if a fee is being paid with the statement___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

1.   NAME OF REPORTING PERSON(S) AND S.S. OR I.R.S. IDENTIFICATION NO.

     Peter P. Papadakos
     S.S. ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (a) (_) (b) (_)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM  2(d) or 2(e) (_)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Reno, Nevada USA

                           7.  SOLE VOTING POWER
                                   95,530
    NUMBER
    OF SHARES              8.  SHARED VOflNG POWER
    BENEFICIALLY                      0
    OWNED BY
    EACH                   9.  SOLE DISPOSITIVE POWER
    REPORTING                      95,530
    PERSON
                          10. SHARED DISPOSITIVE POWER
                                      0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    95,530 shares of Common Stock

12. CHECK BOX IF THE AGGREGATE AMOUNT IN  ROW (11) EXCLUDES CERTAIN SHARES (_)

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9%

14. TYPE OF REPORTING PERSON

    Individual
    CUSIP NO.:40320-10-3

ITEM 1.   SECURITY AND ISSUER.

The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $ 1.00 per shares (The "Common Stock"), of Gyrodyne Company of America, a New York Corporation (the "Company"), with its principal executive offices located at 7 Flowerfield, Suite 28, St. James, New York 11780.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is being filed by Peter P. Papadakos, a married, individual residing in the state of Nevada (The "Reporting Person"). The principal executive offices of the Reporting Person are located at 2900 Vassar Street:, Suite 7-C, Reno, Nevada 89502. The Reporting Person's principal businesses are operated as holding companies for Papadakos Family assets.

The Reporting Person is the record holder of 95,530 shares of Common Stock, par value $ 1.00 per share, of the company. Prior to May 27, 1998, the Reporting Person owned 2,292 shares of Common Stock. On May 27, 1998, The Reporting Person acquired 7,252 shares. Subsequently, the Reporting Person then acquired 85,986 shares on August 20, 1998. In addition, subject to the terms and conditions of the Non- Employee Directors' Stock Option Plan adopted by the Company's shareholders in October 1996, the Reporting Person may purchase from the Company, at a average cash price of $ 11.81 per share, 3,342 additional shares of Common Stock by exercising his Stock Options. This Stock Option Common Stock, which can only be issued to the Reporting Person or his fellow Directors, is equivalent on a per share basis to the existing
Common Stock in all respects including voting rights and conversion rights. Except as may otherwise be required by law, the shares of the Stock Option Common Stock will be entitled to one vote per share and will vote together with the Common Stock as a single class on any matter submitted to a vote of the holders of Common Stock.

During the last five years neither the Reporting Person nor, to the best knowledge of the Reporting Person, any member of his immediate family has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person received the 7,252 Common Stock shares on May 27, 1998 and also the 85,986 shares of the Common Stock on August 20, 1998 as a result of an Estate distribution of the assets of the Reporting Person's deceased father. The Reporting Person approved the Estate distribution plan and he therefore accepted the Common Stock in lieu of a cash settlement. Accordingly, there was no cash exchanges or payments for any of the 7,252 Common Stock shares or the 85,986 common Stock shares.


ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired the 7,252 shares of the Common Stock and also subsequently the 85,986 shares of the Common Stock, per item 3, for investment. Except as otherwise described herein, the Reporting Person has no plan or proposal with respect to the Company which relations to or would result in any of the matters in Items 4(a) - (j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person beneficially owns of record 95,530 shares of Common Stock, or which l4 shares are his Wife's. This represents 9.0% or the number of outstanding shares of Common Stock as of July 20, 1998, (based on information contained in the Issuer's most recent available. Annual Report on Form 10-KSB). Except for information set forth in this Item 5 and Item 6, the Reporting Person and, to the best knowledge of the Reporting Person, none of the immediate family members executive officers, directors or other employment of the Reporting Person, beneficially owns any shares of Common Stock of the Company

(b) The Reporting Person presently has the power to vote direct the voting of, dispose of and direct the disposition. of the Common Stock owned by him.

(c) The transactions by with the Reporting Person acquired the Common Stock owned by him are described in Item 2 and Item 3 hereof. Except as aforesaid, the Reporting Person and, to the best knowledge of the Reporting Person, none of his immediate family, his executive officers, directors or other employees of the Reporting Person, has effected any transactions in the Common
Stock during the past 60 days.

(d) The Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the. proceeds from the sale of, the Class of Common Stock owned by it.

(e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

(a) The Reporting Person is in fact, a Class III Director of the Company whose term as Director expires at the 1999 meeting of the Company's Shareholders. As a Director, the Reporting Person shall be automatically granted, on January 1 in each calendar year from 1997 to 2000, an option to purchase1,250 shares of Common Stock.

     Each such option snail become exercisable on the first anniversary of the date of grant.The Reporting Person is entitled to receive these options to purchase shares of the Company's Common Stock pursuant to the Company's 1996 Non-employee Directors' Stock Option Plan.

Except as set forth in this Item 6 or Item 2 hereof, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE F[LED AS EXHIBITS.

(a) As there exists no investment agreements, amended or otherwise, no registration rights or any amendments thereto, no exhibits are being submitted.


                                 SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         Dated:          August 27, 1998

                                         /s/  Peter P. Papdakos
                                              Title: Reporting Person